   As filed with the Securities and Exchange Commission on October 29, 1999
                                                   Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             --------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                             --------------------
                                C-COR.NET CORP.
            (Exact name of registrant as specified in its charter)

          Pennsylvania                                     24-0811591
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

                                60 Decibel Road
                       State College, Pennsylvania 16801
                                 (814) 238-2461
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           David A. Woodle, President
                                60 Decibel Road
                     State College, Pennsylvania 16801-7530
                                 (814) 238-2461
 (Name, address, including zip code, and telephone number, Including area code, of agent for service)
                             --------------------
                                  Copies To:
                            Robert C. Gerlach, Esq.
                    Ballard Spahr Andrews & Ingersoll, Llp
                        1735 Market Street, 51st Floor
                            Philadelphia, Pa 19103
                                (215) 665-8500
                             --------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             --------------------
                        CALCULATION OF REGISTRATION FEE

    TITLE OF EACH CLASS OF              AMOUNT               PROPOSED               PROPOSED            AMOUNT OF
 SECURITIES TO BE REGISTERED             TO BE                MAXIMUM               MAXIMUM         REGISTRATION FEE
                                   REGISTERED (1)(2)      OFFERING PRICE           AGGREGATE
                                                           PER UNIT(3)         OFFERING PRICE(3)
Common Stock, $.10 par value           1,794,802               (3)             $ 74,038,334.41       $ 20,583
====================================================================================================================


(1) Shares of Common Stock which may be offered pursuant to this registration statement include 175,209 shares of Common Stock issuable upon termination of an escrow arrangement and 249,750 shares issuable upon the exercise of certain warrants (the "Warrants").

(2) Pursuant to Rule 416, this registration statement shall be deemed to cover an indeterminate number of additional shares of Common Stock issuable pursuant to the anti-dilution provisions of the Warrants or in the event the number of outstanding shares is increased by stock split, stock dividend and similar transactions.

(3) In accordance with Rules 457 (c) and (g), the price shown is estimated solely for the purposes of calculating the registration fee, and is based on (i) 5,199 shares offered pursuant to warrants outstanding exercisable at $74.05 per share and (ii) 1,789,603 shares based on the average of the reported high and low sales prices of the common stock as reported on the Nasdaq National Market on October 28, 1999, which was $41.15625.

____________________

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                  PROSPECTUS


                               1,794,802 SHARES

                                C-COR.NET CORP.

                                 COMMON STOCK
                                 ____________

     The common stock, $.10 par value per share, is traded on The Nasdaq National Market under the symbol "CCBL". On October 28, 1999, the reported closing price of the common stock was $41.15625 per share. The common stock is only being offered by the selling shareholders listed in this prospectus.

                                  ____________

     AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                                  ____________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ____________

               The date of this prospectus is __________, 1999.

                               TABLE OF CONTENTS


                                                                            PAGE

SUMMARY....................................................................... 3
RISK FACTORS.................................................................. 4
FORWARD LOOKING STATEMENTS....................................................13
USE OF PROCEEDS...............................................................13
SELLING SHAREHOLDERS..........................................................14
PLAN OF DISTRIBUTION..........................................................18
THE COMPANY...................................................................21
LEGAL MATTERS.................................................................22
EXPERTS.......................................................................22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................22
WHERE YOU CAN FIND MORE INFORMATION...........................................24

                                    SUMMARY


                                 THE OFFERING

Securities Offered. . . . . . . . . . . . . . . . . . . . . . . . . . . .   Up to 1,794,802 shares of common stock,
                                                                            $0.10 par value, of C-COR.net Corp.

Nasdaq Symbol . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   CCBL

Offeror . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   The common stock is being offered by the
                                                                            selling shareholders listed in this prospectus.
                                                                            None of the common stock is being offered
                                                                            by us.

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Because the common stock is being offered
                                                                            by selling shareholders, we will not receive
                                                                            any proceeds from this offering.


                       OUR ADDRESS AND TELEPHONE NUMBER

Our principle executive offices are located at 60 Decibel Road, State College, PA 16801, and the telephone number is (814) 238-2461.

                                  RISK FACTORS

You should carefully consider the following factors before deciding to invest in the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. Please refer to "Forward Looking Statements" on page 13.

OUR CUSTOMER BASE CONSISTS OF A SMALL NUMBER OF CUSTOMERS IN A SINGLE INDUSTRY.

Historically, we have provided cable network transmission equipment to cable operators in the United States and internationally. Most of our sales have been to relatively few customers. Sales to our ten largest customers accounted for approximately 72% of net sales in fiscal 1997, 74% of net sales in fiscal 1998 and 76% of net sales in fiscal 1999.

During the past 18 months there has been significant consolidation of ownership of domestic cable systems. As a result, we expect that the concentration of our sales among a small number of customers will continue for the foreseeable future. Almost all of our sales are made on a purchase order basis and none of our customers has entered into a long-term agreement requiring the purchase of our products. The loss of, or any reduction in orders from, a significant customer would harm our business. We expect that the consolidation of our customer base may result in delays in receiving new orders or a reduction in the size of orders for our products.

A DECLINE IN CAPITAL SPENDING IN THE CABLE INDUSTRY COULD SUBSTANTIALLY REDUCE OUR REVENUE.

Almost all of our sales have been to cable operators and we expect this to continue for the foreseeable future. Demand for our products depends significantly on the size and timing of capital spending by cable operators for constructing, rebuilding or upgrading their systems. We cannot accurately predict the growth patterns of cable operators' spending, but we believe these patterns depend on a variety of factors, including:

     . overall demand for cable services and the acceptance of new broadband services, such as Internet, telephony, video-on-demand and digital television;

     . competitive pressures, including the availability of alternative delivery technologies, such as direct broadcast satellite, digital subscriber line and local multipoint distribution services;

     .  cable operators' access to financing;

     .  cable operators' annual budget cycles;

     . the status of federal, local and foreign government regulation of telecommunications and television broadcasting; and

     . fewer construction and upgrade projects typically occurring in winter months, and during inclement weather.

WE MAY BE UNABLE TO MANAGE THE NUMEROUS RISKS AND CHALLENGES ASSOCIATED WITH OUR RECENT ACQUISITIONS OF CONVERGENCE.COM CORPORATION ("CONVERGENCE.COM" OR "CONVERGENCE") AND SILICON VALLEY COMMUNICATIONS, INC. ("SILICON VALLEY COMMUNICATIONS" OR "SVCI") WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION.

Recently, we have experienced significant growth, including the acquisitions of Convergence.com and Silicon Valley Communications. These acquisitions have placed, and we expect will continue to place, a significant strain on our personnel, management and other resources.

We acquired Convergence.com in July 1999 to enable us to offer an integrated package of technical services and products, including access to broadband Internet and high speed data capabilities. Our ability to successfully market these newly acquired services and products depends on:

     . the evolution and growth of the market for high speed Internet and broadband services;

     . assimilating Convergence.com's operations, research and development, products, personnel and culture with ours;

     . our ability to successfully develop, manufacture and gain market acceptance of Convergence.com's services and products; and

     .  retaining Convergence.com's key personnel.

Our acquisition of Silicon Valley Communications in September 1999 presents us with several challenges, including:

     . interfacing and integrating Silicon Valley Communications' fiber optic product line with our existing product line;

     .   maintaining quality control of our expanded product line;

     . integrating Silicon Valley Communications' operations and culture with ours, including the consolidation of separate sales organizations, engineering capabilities, manufacturing operations and support functions; and

     . retaining Silicon Valley Communications' key employees, particularly in the engineering and sales areas.

We cannot assure you that we will be able to successfully address the challenges that these acquisitions present. Our failure to do so would likely materially and adversely affect our business, financial condition and operating results.

RESELLING OF STOCK ISSUED IN CONNECTION WITH OUR RECENT ACQUISITIONS AND THE POTENTIAL ISSUANCE OF ADDITIONAL SHARES IN AN UNDERWRITTEN PUBLIC OFFERING MAY ADVERSELY AFFECT OUR STOCK PRICE.

Subject to the effectiveness of certain registration statements we have filed with the Securities and Exchange Commission and certain contractual limitations relating to affiliates, shares issued to the Convergence.com and Silicon Valley Communications shareholders will become eligible for resale. On various dates beginning in September 1999 and ending in December 1999, 1,392,950 shares will become eligible for resale. On various dates between January and February 2000, 1,585,454 shares will become eligible for resale. Together, these shares will account for approximately 25% of our outstanding shares. Furthermore, 35,845 shares issuable upon exercise of options at a weighted average exercise price of $1.89 and warrants to purchase 443,319 shares at a weighted average exercise price of $12.18 will become eligible for resale on various dates beginning in September 1999 and ending in December 1999. Additionally, 16,697 shares issuable upon exercise of options at a weighted average exercise price of $2.06 and warrants to purchase 173,370 shares at a weighted average exercise price of $26.58 will become eligible for resale on various dates between January and February 2000. If a large portion of these shares is sold during these time periods, our stock price will likely experience volatility and may fall. In addition, we have filed a registration statement covering the issuance of 2,500,000 shares of our common stock in an underwritten public offering. The issuance of these shares could also cause our stock price to fall.

IF AT&T DECIDES NOT TO DEPLOY OUR FIBER OPTIC PRODUCTS CURRENTLY BEING USED IN THE SALT LAKE CITY, UTAH FIELD TRIAL, THEN OUR FINANCIAL RESULTS WOULD LIKELY BE ADVERSELY AFFECTED.

Our next generation MiniNode and MuxNode fiber optic products are being used in AT&T's LightWire Neighborhood Broadband System concept testing field trial in Salt Lake City, Utah. If the field trial does not result in widespread deployment of the LightWire system, our future revenues would be adversely affected. Likewise, if this new system is deployed but does not include our MiniNode and MuxNode products, our future revenues would be adversely affected.

WE COULD BE ADVERSELY AFFECTED IF BROADBAND COMMUNICATIONS DO NOT DEVELOP
RAPIDLY.

Our core products are cable network transmission equipment for hybrid fiber coax networks, commonly known as HFC networks. HFC networks can be used to transport Internet, telephony, video-on-demand and digital television. A significant part of the current demand for our products depends on our customers' desire to upgrade their existing networks and offer Internet and telephony services in addition to cable television service. There are, however, competing technologies such as direct broadcast satellite, digital subscriber line and local multipoint distribution services that can provide these upgraded services to end users. Improvements in a competing technology could result in significant price and/or performance advantages for that technology which, in turn, could reduce demand for our core products.

It is difficult for us to accurately predict the broadband communications market's future growth rate, size and technological direction because the market is in a relatively early stage of development. As this market matures, it is possible that cable operators, telephone companies or other suppliers of broadband wireless and satellite services will decide to adopt alternative technologies or standards that are incompatible with our products. If we are unable to design, manufacture and market products that incorporate or are compatible with these new technologies or standards, our business would suffer.

IF WE ARE UNABLE TO DESIGN, MANUFACTURE AND MARKET NEW PRODUCTS IN A TIMELY MANNER, THEN WE MAY NOT REMAIN COMPETITIVE.

The broadband communications market, which includes Internet and telephony services, is characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, manufacture and market new products that provide increasingly higher levels of performance and reliability. Our inability to design, manufacture and market these products or to achieve broad commercial acceptance of these products would have an adverse effect on our business.

IF WE ARE UNABLE TO PROFITABLY INCREASE NETWORK MANAGEMENT SERVICE REVENUE, OUR FINANCIAL RESULTS WOULD BE ADVERSELY AFFECTED.

Our ability to increase network management service revenue depends on many factors that are beyond our control. For example:

     .  our customers may decide not to outsource to third parties;

     . we may be unable to compete effectively with our competitors, particularly those with greater financial, technical, marketing and other resources; and

     . we may be unable to hire and retain enough qualified technical and management personnel to support our growth plans.

In addition, the pricing structure and investment required in the network management services business are not well established. We may be unable to establish a business strategy that generates adequate profitability or an adequate return on investment.


IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, THEN WE MAY BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY.

Our success depends on our ability to hire, retain and motivate highly qualified personnel. Competition for qualified technical and other personnel is intense and we may not successfully attract or retain such personnel. Competitors and others in the past have recruited our employees and may do so in the future. While we require our employees to sign customary agreements concerning confidentiality and ownership of inventions, we generally do not have employment contracts or noncompetition agreements with our personnel. If we lose any of our key personnel, are unable to attract qualified personnel or are delayed in hiring required personnel, particularly engineers and other technical personnel, our business could be negatively affected.

OUR RELIANCE ON SEVERAL KEY COMPONENTS, SUBASSEMBLIES AND MODULES USED IN THE MANUFACTURE OF OUR PRODUCTS COULD RESTRICT PRODUCTION.

We obtain many components, subassemblies and modules necessary for manufacturing our products from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our increasing reliance on subcontractors, involves several risks. These risks include a potential inability to obtain an adequate supply of required components, subassemblies or modules, and reduced control over pricing, quality and timely delivery of these components, subassemblies or modules. We do not generally maintain long-term agreements with any of our suppliers or subcontractors. We are currently experiencing a limited allocation of a component for our amplifiers from Motorola, a major supplier. This could affect near-term product shipments because this is a key component in several of our products. An inability to obtain adequate deliveries or any other circumstance, requiring us to seek alternative sources of supply, could affect our ability to ship our products on a timely basis, which could damage our relationships with current and prospective customers and harm our business.

CHANGES IN INTERNATIONAL TRADE LAWS, REGULATIONS OR THE POLITICAL CLIMATE IN MEXICO COULD HINDER OUR PRODUCTION CAPACITY.

We operate a manufacturing facility in Tijuana, Mexico that provides a significant portion of our production capacity. This operation is exposed to certain risks as a result of its location, including:

     . changes in international trade laws, such as the North American Free Trade Agreement, affecting our import and export activities;

     . changes in, or expiration of, the Mexican government's Maquiladora program, which provides economic benefits to us;

     . changes in labor laws and regulations affecting our ability to hire and retain employees;

     .  fluctuations of foreign currency and exchange controls;

     .  potential political instability and changes in the Mexican government;

     .  potential regulatory changes; and

     .  general economic conditions in Mexico.

Any of these risks could interfere with the operation of this facility and result in reduced production, increased costs, or both. In the event that this facility's production capacity is reduced, we could fail to ship products on schedule and could face a reduction in future orders from dissatisfied customers. If our costs to operate this facility increase, our margins would decrease. Reduced shipments and margins would have an adverse affect on our financial results and could lead to a decline in our stock price.

OUR COMPETITORS, SOME OF WHOM ARE LARGER AND MORE ESTABLISHED, MAY HAVE A COMPETITIVE ADVANTAGE OVER US.

The market for cable network transmission equipment is extremely competitive and is characterized by rapid technological change. Our current competitors include significantly larger companies with greater financial, technical, marketing and other resources. Additional competition could come from new entrants in the broadband communications equipment market. These existing and potential competitors may be in a better position to withstand any significant reduction in capital spending by cable operators and to keep pace with changes in technology. If any of our competitors' products or technologies become the industry standard, our business could be seriously harmed. We cannot assure you that we will be able to compete successfully in the future or that competition will not harm our business.

WE EXPECT TO NEED ADDITIONAL CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO SECURE ADEQUATE FUNDS ON TERMS ACCEPTABLE TO US.

We currently anticipate that our existing cash balance, available line of credit and cash flow expected to be generated from future operations will be sufficient to meet our operating needs for the next 12 months. If our cash flows are less than expected, we may need to raise additional funds sooner to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities or take advantage of unanticipated opportunities. A future transaction could require significant amounts of capital, as could the integration of our acquisitions of Convergence.com and Silicon Valley Communications. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products or otherwise respond to competitive pressures.

IF OUR SALES FORECASTS ARE NOT REALIZED IN A GIVEN PERIOD OR IF OUR OPERATING RESULTS FLUCTUATE IN ANY GIVEN QUARTER, OUR STOCK PRICE MAY FALL.

While we receive periodic forecasts from our customers as to their future requirements, these forecasts may not accurately reflect future purchase orders for our products. In addition, the sales cycles of many of our products, particularly our newer products and products sold internationally, are typically unpredictable and usually involve:

     .  a significant technical evaluation by our customers;

     .  a commitment of capital and other resources by cable operators;

     . delays associated with cable operators' internal procedures to approve large capital expenditures;

     . time required to engineer the deployment of new technologies or services within broadband networks; and

     .  testing and acceptance of new technologies that affect key operations.

For these and other reasons, our sales cycles generally last three to six months, but can last up to 12 months.

In addition, because a limited number of large customers account for a significant portion of our sales, the timing of their orders can cause significant fluctuation in our quarterly operating results. A portion of our expenses for any given quarter is typically based on expected sales and if sales are below expectations in any given quarter, the negative impact on our operating results may be increased if we are unable to adjust our spending to compensate for the lower sales. Accordingly, variations in the timing of sales can cause significant fluctuation in our quarterly operating results and may result in a fall in the price of our common stock.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

The market price of our common stock has fluctuated widely in the past and is likely to fluctuate in the future.

Factors affecting our stock price may include:

     .  variations in operating results from quarter to quarter;

     .  changes in earning estimates by analysts;

     .  market conditions in the industry; and

     .  general economic conditions.

For example, between August 17, 1999 and August 30, 1999, the price of our common stock dropped from approximately $33.88 to $21.00 per share. Between August 30, 1999 and October 15, 1999, the price of our common stock rose from approximately $21.00 to $42.28 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and you may be unable to resell your shares of our common stock at or above the offering price.

IF OUR INTERNATIONAL SALES DO NOT MEET OUR EXPECTATIONS, THEN OUR GROWTH MAY BE LESS THAN EXPECTED.

Sales to customers outside of the United States represented 19% of net sales in fiscal 1997, 21% of net sales in fiscal 1998 and 11% of net sales in fiscal 1999. We expect that international sales will represent a substantial portion of our net sales in the future. Although we plan to invest resources to grow our international sales, there can be no guarantee that this investment will succeed. Our international operations are subject to a number of risks, including:

     .  spending patterns of international cable operators;

     . import and export license requirements, tariffs, taxes and other trade barriers;

     .  fluctuations in currency exchange rates;

     .  difficulty in collecting accounts receivable;

     . complying with a wide variety of foreign laws, treaties and telecommunications standards;

     .  difficulty in staffing and managing foreign operations; and

     .  political and economic instability.

WE MAY BE HARMED IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS.

We currently hold 16 United States patents and have a number of patent applications pending. We intend to continue to file patent applications in the future, where we believe appropriate, and to pursue such applications with United States and foreign patent authorities, but we cannot be sure that any other patents will be issued on such applications or that our patents will not be contested. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents will provide significant commercial protection. In addition to patent protection, we also rely on trade secrets, technical know-how, copyright and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Particular aspects of our technology could be found to infringe on the claims of other existing or future patents. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business which could prevent us from developing new products. We cannot predict the extent to which we may be required to seek licenses, or the extent to which they will be available to us on acceptable terms, if at all.

WE MAY BE HARMED IF WE HAVE PROBLEMS WITH YEAR 2000 ISSUES.

We have assessed the Year 2000 readiness of our computer systems and date sensitive equipment, which are comprised predominantly of third party software and hardware. We are currently assessing the Year 2000 risks associated with Convergence.com and Silicon Valley Communications. We have also contacted our principal customers, suppliers, vendors and subcontractors to ascertain their readiness for the Year 2000, and, where we believe necessary, made upgrades to our systems and equipment.

Based upon our assessments to date, we believe that the products we presently sell, and those we have installed in customers' networks in the past, are Year 2000 compliant. Undetected errors or defects may remain which could result in litigation or other unexpected costs. If we, or any of our key suppliers or customers, fail to mitigate internal or external Year 2000 risks, we may be unable to process transactions, manufacture products, send invoices or engage in similar normal business activities. We may experience additional costs and a decline in sales for an indefinite period of time, which could materially and adversely affect our business, financial condition and results of operations.

                           FORWARD LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information" on page 23 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding our ability to provide complete network solutions, the demand for network integrity, the trend toward more fiber in the HFC network, global demand for our products and services and our ability to integrate Convergence.com and Silicon Valley Communications. Forward-looking statements represent our judgement regarding future events. Although we believe we have a reasonable basis for these forward looking statements, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. Factors which could cause actual results to differ from expectations include, among others, capital spending patterns of the communications industry, our ability to develop new and enhanced products, the unsuccessful deployment of our fiber optic products in the AT&T field trial or failure of the AT&T field trial more generally, continued industry consolidation, the development of competing technology, our ability to carry out our strategic plan and our ability to assimilate Convergence.com and Silicon Valley Communications. We urge you to consider the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the SEC in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus.


                                USE OF PROCEEDS

     The net proceeds from the sale of the securities will be received by the selling shareholders. We will not receive any proceeds from the sale of the securities by the selling shareholders.

                              SELLING SHAREHOLDERS

     The table below sets forth information regarding our common stock which has been issued or is issuable to the selling shareholders as of October 26, 1999 and the amount of securities to be sold by them under this prospectus. The securities to be sold include shares of common stock which were issued or are issuable upon the exercise of warrants owned by the selling shareholders, which warrants were acquired by selling shareholders from Silicon Valley Communications and converted by us into warrants to acquire our common stock in connection with the Silicon Valley Communications merger.

     We have filed with the Commission, under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the securities from time to time on The Nasdaq National Market or in privately negotiated transactions and have agreed to keep the registration statement effective until the securities are no longer required to be registered for the sale thereof by the selling shareholders.

     The table below assumes the exercise of all outstanding warrants owned by the selling shareholders and exercise of all options exercisable within 60 days of October 26, 1999. The percentages, if any, were calculated based on shares of common stock outstanding as of October 26, 1999 plus the shares issued or issuable to the selling shareholders listed in this prospectus and includes 175,209 shares of common stock issuable to selling shareholders upon termination of an escrow arrangement and 253,530 shares of common stock which were issued or are issuable upon the exercise of outstanding warrants and options owned by the selling shareholders.

                                                 SECURITIES OWNED                       SECURITIES OWNED
                                                PRIOR TO OFFERING                        AFTER OFFERING
                                  ---------------------------------------------  ----------------------------
                                                    SHARES OF                      NUMBER OF
                                   SHARES OF      COMMON STOCK     PERCENT OF     SHARES OF      PERCENT OF
NAME OF SELLING SHAREHOLDER       COMMON STOCK   OFFERED HEREBY   COMMON STOCK   COMMON STOCK   COMMON STOCK
---------------------------       ------------  ----------------  -------------  ------------  --------------
Mary Fong..................       179,793           179,793           1.4%             0            *
Abraham Jou................       106,161           106,161            *               0            *
Ching Ho...................        87,017            87,017            *               0            *
Yu Zheng...................         1,299             1,299            *               0            *
Anthony Peter Fulford......           118               118            *               0            *
Chander Malkani............         1,237             1,237            *               0            *
Jiaxiang Wang..............           945               945            *               0            *
Tidetime Group Corporation.        75,627            75,627            *               0            *
Beluga Capital Group Inc...        94,534            94,534            *               0            *
Nelson Y.K. Yang...........         5,955             5,955            *               0            *
Chun-Meng Su...............           632               632            *               0            *
Yong Hong (Jenny) Zhang....            47                47            *               0            *

                                                 SECURITIES OWNED                       SECURITIES OWNED
                                                PRIOR TO OFFERING                        AFTER OFFERING
                                  ---------------------------------------------  ----------------------------
                                                    SHARES OF                      NUMBER OF
                                   SHARES OF      COMMON STOCK     PERCENT OF     SHARES OF      PERCENT OF
NAME OF SELLING SHAREHOLDER       COMMON STOCK   OFFERED HEREBY   COMMON STOCK   COMMON STOCK   COMMON STOCK
---------------------------       ------------  ----------------  -------------  ------------  --------------
Taiwan United Venture
Capital Corporation........        54,357            54,357            *               0            *
Tsai Hsi Lin...............         7,562             7,562            *               0            *
Kuo-Chi Chien..............           299               299            *               0            *
James T. Chang.............         4,625             2,735            *           1,890            *
Benny Choo.................           189               189            *               0            *
Hsi-wei Chao...............           567               567            *               0            *
Chia Yu Lin................           531               531            *               0            *
Yu-Ching Pan...............           206               206            *               0            *
Tju-Che Ching..............         5,672             5,672            *               0            *
Lin Kuo-Ching..............         4,537             4,537            *               0            *
Fred Yepez.................            47                47            *               0            *
Chorng-Luh Hu..............         2,836             2,836            *               0            *
Chuo-kee (Joe) Bo..........           127               127            *               0            *
Colman Chan................           295               295            *               0            *
Tammy L. Grist.............           236               236            *               0            *
Joie Houl..................           472               472            *               0            *
Ken Kimura.................           945               945            *               0            *
Robert Fields..............           189               189            *               0            *
Chi-Lin Young..............           378               378            *               0            *
Chien-Yee Cheng............           236               236            *               0            *
Yi-Qiang Li................           511               511            *               0            *
Keh-Lih Tzuoo..............           709               709            *               0            *
Yuen-hsun Chou.............         2,127             2,127            *               0            *
Li-Chung Chen..............         1,418             1,418            *               0            *
Gengxin Li.................           709               709            *               0            *
Rodolfo R. Antiporda.......           551               551            *               0            *
Li-jie Deng................           378               378            *               0            *
Ranjit Mand................            37                37            *               0            *
Stephen Peng...............           378               378            *               0            *
Ling-Hang Chen.............           283               283            *               0            *
Global Prince Inc..........       205,140           205,140           1.6%             0            *
Marlin Ltd.................        53,568            53,568            *               0            *
Pogala Investment Co., Ltd.         9,135             9,135            *               0            *
Regent Star Inc............        53,568            53,568            *               0            *
Jon M. Harb................           354               354            *               0            *

                                                 SECURITIES OWNED                       SECURITIES OWNED
                                                PRIOR TO OFFERING                        AFTER OFFERING
                                  ---------------------------------------------  ----------------------------
                                                    SHARES OF                      NUMBER OF
                                   SHARES OF      COMMON STOCK     PERCENT OF     SHARES OF      PERCENT OF
NAME OF SELLING SHAREHOLDER       COMMON STOCK   OFFERED HEREBY   COMMON STOCK   COMMON STOCK   COMMON STOCK
---------------------------       ------------  ----------------  -------------  ------------  --------------
Eric Pearson...............         3,545             3,545            *               0            *
Chinlon Lin................           630               630            *               0            *
Vinh Le....................           236               236            *               0            *
Thawin Cheeminissarakun....        74,681            74,681            *               0            *
Ming-Lieh (Ringo) Chang....        23,633            23,633            *               0            *
Lian-Tsai Jong.............        47,267            47,267            *               0            *
Somsi Srimanut.............        94,534            94,534            *               0            *
Wen-Lung Ching.............        23,633            23,633            *               0            *
Kou Tsun-Mei Chung.........        23,633            23,633            *               0            *
Chinatrust Venture Capital
Co., Ltd...................        70,900            70,900            *               0            *
Pacific Venture Capital
Co., Ltd...................        70,900            70,900            *               0            *
Euroc II Venture Capital
Corp. .....................        47,267            47,267            *               0            *
Concord Venture Capital....        23,633            23,633            *               0            *
Concord II Venture
Capital....................        23,633            23,633            *               0            *
Ta Ya Electric Wire &
Cable Co., Ltd.............        47,267            47,267            *               0            *
First Taiwan Venture
Capital, Inc...............        23,633            23,633            *               0            *
Grand Cathay Venture
Capital Co., Ltd...........        23,633            23,633            *               0            *
David Bo Choo Kui..........         9,453             9,453            *               0            *
Hang-Chien Hsu.............        14,180            14,180            *               0            *
Seaquest Ventures Inc......         5,672             5,672            *               0            *
Y. I. Hsu..................           472               472            *               0            *
Mann-Li Jen................           709               709            *               0            *
Wu chun Liu................         1,418             1,418            *               0            *
Der Chang Yeh..............           236               236            *               0            *
Steve Y. Wu................           709               709            *               0            *
Yee-Pine Fu................           236               236            *               0            *
Teddy Tam..................         1,418             1,418            *               0            *
Tsung Jen Chiu.............         5,908             5,908            *               0            *

                                                 SECURITIES OWNED                       SECURITIES OWNED
                                                PRIOR TO OFFERING                        AFTER OFFERING
                                  ---------------------------------------------  ----------------------------
                                                    SHARES OF                      NUMBER OF
                                   SHARES OF      COMMON STOCK     PERCENT OF     SHARES OF      PERCENT OF
NAME OF SELLING SHAREHOLDER       COMMON STOCK   OFFERED HEREBY   COMMON STOCK   COMMON STOCK   COMMON STOCK
---------------------------       ------------  ----------------  -------------  ------------  --------------
Wen Hua Wang...............         5,908             5,908            *               0            *
Tyng Guey Wang.............         5,908             5,908            *               0            *
Mun Yee Kwok...............         5,908             5,908            *               0            *
China Investment &
Development Company,
Limited....................        23,633            23,633            *               0            *
Dupree Chia................         4,726             4,726            *               0            *
Chi-Lien Wang..............         7,090             7,090            *               0            *
Merry Electronics Co., Ltd.        28,360            28,360            *               0            *
Grand Pacific Investment
& Development Co., LTD.....        47,267            47,267            *               0            *
Kwei-Sus Hsu...............        10,186            10,186            *               0            *
Edward Feghali.............         2,806             2,806            *               0            *
Tzong-Jiang................           567               567            *               0            *
Eduardo Ho.................         1,418             1,418            *               0            *
Shu-Jen Jou................         1,890             1,890            *               0            *
Vivian Ho..................         4,159             4,159            *               0            *
Thai Wonderful Cable
& Wire Co. Ltd.............         4,783             4,783            *               0            *
Far East National Bank.....         3,781             3,781            *               0            *
GBC Venture Capital, Inc...         8,696             8,696            *               0            *

------------------------
*  Less than one percent

                             PLAN OF DISTRIBUTION

     The selling shareholders may sell their shares of common stock from time to time to purchasers directly by any such selling shareholder, or by pledgees, donees, transferees or other successors in interest receiving shares from a selling shareholder after the date of this prospectus. As used in this section, the term "selling shareholder" includes pledgees, donees, transferees or other successors in interest. Alternatively, the selling shareholders may from time to time offer the securities offered hereby through underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of the securities for whom they may act as agent (which compensation as to a particular broker-dealer might exceed that amount normally received by such broker-dealers).

     The selling shareholders and any such underwriters, brokers, dealers or agents who participate in the distribution of the securities may be underwriters, and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be underwriting discounts and commissions under the Securities Act. To the extent the selling shareholders may be underwriters, they may be subject to statutory liabilities and requirements of the Securities Act, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Because selling shareholders may be underwriters within the meaning of Section 2(l1) of the Securities Act, they will be required to deliver a prospectus to their purchasers.

     The securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, including in transactions on The Nasdaq National Market. The securities may be sold by one or more of the following methods without limitation:

     . to underwriters who will acquire securities for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discounts or concessions may be changed from time to time);

     . a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     . an exchange distribution in accordance with the rules of such exchange;

     . face-to-face transactions between sellers and purchasers without a broker or dealer;

     .    through the writing of options; and

     .    other legally available means.

     At any time a particular offering of securities is made, a revised prospectus or prospectus supplement, if required, will be distributed including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such revised prospectus or prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities may be sold in private transactions in compliance with Rule 144A or under Rule 144 of the Securities Act.

     We are bearing all costs relating to the registration of these securities (other than fees and expenses, if any, of counsel or other advisers to the selling shareholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of these securities will be borne by the selling shareholders selling such securities.

     We have agreed to indemnify the selling shareholders in certain circumstances against certain liabilities, including liabilities that could arise under the Securities Act.

     There is no guarantee that any selling shareholder will sell any or all of the securities offered in this prospectus or that any such selling shareholder will not transfer, devise or gift such securities by other means not described in this prospectus.

     Underwriters participating in any offering made of the shares of common stock offered by this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

     When a selling shareholder tells us that they have arranged with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, or other material arrangement, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     . the name of each such selling shareholder and of the participating broker-dealer(s);

     .    the number of securities involved;

     .    the price at which such securities were sold;

     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

     .    other facts material to the transaction.

     The selling shareholders and any other person participating in such distribution must comply with the Exchange Act and the rules and regulations. These rules include Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other such person. Furthermore, Regulation M may prohibit persons engaged in the distribution of the securities from simultaneously engaging in market making activities with respect to the particular securities for a period of up to five business days (or such other applicable period as Regulation M may provide) prior to the commencement of such distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

     In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

                                  THE COMPANY

We design, manufacture and market cable network transmission products and provide services and support to cable network operators. Our customers include the largest cable operators in the United States, such as Time Warner and AT&T, many of the smaller domestic cable operators and several large international cable operators. We offer a comprehensive range of products, including radio frequency, or RF, amplifiers and fiber optic components for the cable headend, node and RF plant. Our services focus on enabling reliable, high-speed, broadband communications over hybrid fiber coax networks, or HFC networks, and include network design, service activation, optimization, management and maintenance.

Cable operators worldwide have begun upgrading and rebuilding their existing networks to offer high-speed, two-way, broadband services such as Internet delivery, telephony, video-on-demand and digital television. These investments are a result of competitive pressures, industry consolidation, deregulation and technical advancements, particularly in the use of fiber optic equipment. As cable operators have consolidated to achieve economies of scale, non-cable operators, such as Microsoft, Paul Allen and AT&T, have made substantial investments in the HFC system design, not only validating it as a competitive broadband medium, but increasing the available capital to spend on network upgrades.

We acquired Silicon Valley Communications in September 1999 to broaden our product line and increase our technology base to include dense wave division multiplexing, or DWDM, technology and end-to-end fiber optic and RF transmission equipment. Additionally, we acquired Convergence.com in July 1999 to enhance our broadband management services capability to include an integrated package of network management and support services, such as enhanced management software and a network operations center.

We recently introduced two new fiber optic products that are currently being used in a field trial of AT&T's LightWire Neighborhood Broadband System in Salt Lake City, Utah. We believe these two products, the MuxNode and the MiniNode, are key components of the next generation of HFC networks. These products provide bi-directional signal transmission featuring multiple forward and reverse paths that support analog and digital video, high-speed data and telephony. This system design provides for the broader deployment of fiber into the network which provides increased bandwidth and network reliability.

The increasing size, complexity and traffic over cable networks requires consistent, reliable network performance to meet customer demands. We believe cable network operators will need to substantially increase their investment in high quality, value added services such as network design, activation, Internet enablement, advice on system upgrades and proactive performance management. Given the increased complexity and cost associated with designing monitoring and maintaining next generation HFC networks, we also believe cable operators will turn to third party providers, such as C-COR.net, to assist them in enhancing network integrity.

Our core business strategy is to leverage our over 45 year reputation for quality and service, our strong, customer relationships and our extensive installed base of transmission equipment to provide a broad line of flexible, reliable and cost effective network products and service solutions.

Our principal executive offices are located at 60 Decibel Road, State College, Pennsylvania 16801. Our telephone number is (814) 238-2461.

RECENT DEVELOPMENTS

On October 20, 1999, we announced preliminary unaudited results for the quarter ended September 24, 1999. These results give effect to the recent mergers as if they had occurred at the beginning of the quarter as required under pooling-of-interests accounting. For the quarter, our net sales increased 85.9% to $64.5 million from $34.7 million for the quarter ended September 25, 1998. Operating income from continuing operations for the quarter ended September 24, 1999, before one-time acquisition charges, was $5.9 million compared to an operating loss from continuing operations of $618,000 in the quarter ended September 25, 1998. Net income from continuing operations for the quarter ended September 24, 1999, before one-time acquisition charges, was $3.1 million compared to a net loss from continuing operations of $1.1 million in the quarter ended September 25, 1998. Earnings from continuing operations per diluted share for the quarter ended September 24, 1999, before one-time acquisition charges, were $0.24 compared to a loss from continuing operations per diluted share of $0.09 in the quarter ended September 25, 1998.

In the quarter ended September 24, 1999, we recorded a one-time charge of $3.7 million ($3.1 million after tax or $0.24 per fully diluted share) in connection with the acquisitions of Convergence.com and Silicon Valley Communications. This charge included transaction costs, as well as employee severance payments and a write-off of assets related to existing fiber optic products that have become obsolete and were replaced by the Silicon Valley Communications product line. After taking the one-time charge into account, our net income from continuing operations for the quarter ended September 24, 1999 was $19,000 compared to a net loss of $1.1 million on a pooled restated basis in the fiscal quarter ended September 25, 1998.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of the Registrant and subsidiaries and schedules as of June 25, 1999 and June 26, 1998, and for each of the years in the three-year period ended June 25, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by us (File No. 0-10726) with the Commission are incorporated herein by reference:

          (a) Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended June 25, 1999.

          (b) Reports on Form 8-K filed on July 15, 1999, July 26, 1999, August 2, 1999, August 30, 1999 and September 24, 1999 (as amended by Form 8-K/A filed on October 13, 1999).

          (c) The description of our common stock contained in our registration statement on Form 8-A filed with the Commission under the Exchange Act on October 27, 1982, as amended by the Form 8 filed with the Commission on July 3, 1990.

          (d) The description of our Series A Junior Participating Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the Commission under the Exchange Act on August 30, 1999.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to William T. Hanelly, Vice President - Finance, Secretary and Treasurer, 60 Decibel Road, State College, PA 16801, (814) 238-2461.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to us and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission's web site described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Information regarding the operation the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission.

================================================================================

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS DOES NOT OFFER TO SELL ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE SHOWN ON THE COVER PAGE.





                                C-COR.NET CORP.

                              1,794,802 SHARES OF
                                  COMMON STOCK


                               _________________
                                  PROSPECTUS
                               -----------------



                               __________, 1999

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

Securities and Exchange Commission filing fee             $ 20,583
     Printing expenses..................................  $  2,500
     Legal, accounting and other professional services..  $ 20,000
     Miscellaneous......................................  $    500
     Total..............................................  $ 43,583
                                                          ========

     All of the amounts shown are estimates except for the fee payable to the Securities and Exchange Commission.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 1741 through 1750 of the Pennsylvania Business Corporation Law of 1988 permits, and in some cases requires, the indemnification of officers, directors and employees of the Registrant. Article VII-Section 7-1 of the Registrant's bylaws provides that the Registrant shall indemnify any director or officer of the Registrant against expenses (including legal fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against him, including actions or suits by or in the right of the Registrant, by reason of the fact that he or she is or was a director or officer of the Registrant, its parent or any of its subsidiaries, or acted as a director or officer or in any other capacity on behalf of the Registrant, its parent or any of its subsidiaries or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     The board of directors by resolution may similarly indemnify any person other than a director or officer of the Registrant to the fullest extent now or hereafter permitted by law for liabilities incurred by him in connection with services rendered by him for or at the request of the Registrant, its parent or any of its subsidiaries.

ITEM 16.  EXHIBITS

     The following is a list of exhibits filed as part of this registration statement.

     EXHIBIT
     NUMBER    DESCRIPTION AND METHOD OF FILING
     ------    --------------------------------

     2.1 Agreement and Plan of Merger dated as of July 13, 1999 among the Registrant, C-COR Acquisition Corp. and Silicon Valley Communications, Inc. (incorporated by reference to the Registrant's annual report on Form 10-K for the fiscal year ended June 25, 1999, File No. 0-10726).

     4.1 Specimen copy of common stock certificate (incorporated by reference to Amendment No. 1 to the Registrant's registration statement on Form S-3 filed October 20, 1999, Registration No. 333-87909).

     4.4 Rights Agreement dated August 17, 1999 between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to the Registrant's registration statement on Form 8-A filed August 30, 1999, File No. 0-10726).

     5         Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

     23.1      Consent of KPMG LLP (State College, PA).

     23.2      Consent of KPMG LLP (Atlanta, GA).

     23.3      Consent of KPMG LLP (Mountain View, CA).

     23.4      Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
               Exhibit 5).

     24        Power of Attorney (included in signature page).

ITEM 17.  UNDERTAKINGS

A.   RULE 415 OFFERING

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sale; are being made, a post-effective amendment to this registration statement:

               (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.   REQUEST FOR ACCELERATION OF EFFECTIVE DATE

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of State College, Commonwealth of Pennsylvania, on October 29, 1999.

                              C-COR.net CORP.


                              By: /s/ David A. Woodle
                                  ----------------------------------------------
                                      David A. Woodle
                                      President and Chief Executive Officer

     Each person whose signature appears below constitutes and appoints DAVID A. WOODLE and WILLIAM T. HANELLY and each of them, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and be done in connection with the above premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

 SIGNATURE                                                 TITLE                                        DATE
-----------                                                -----                                        ----
/s/ David A. Woodle                                       President and Chief Executive Officer and     October 29, 1999
---------------------------------------------
David A. Woodle                                           Director (Principal Executive Officer)

/s/ William T. Hanelly                                    Vice President - Finance, Secretary and       October 29, 1999
---------------------------------------------
William T. Hanelly                                        Treasurer (Principal Financial Officer)

/s/ Joseph Zavacky                                        Controller (Principal Accounting Officer)     October 29, 1999
---------------------------------------------
Joseph Zavacky

/s/ Richard E. Perry                                      Director and Chairman                         October 29, 1999
---------------------------------------------
Richard E. Perry

/s/ Donald M. Cook, Jr.                                   Director                                      October 29, 1999
---------------------------------------------
Donald M. Cook, Jr.

/s/ I.N. Rendall Harper, Jr.                              Director                                      October 29, 1999
---------------------------------------------
I. N. Rendall Harper, Jr.

/s/ Anne P. Jones                                         Director                                      October 29, 1999
---------------------------------------------
Anne P. Jones

/s/ John J. Omlor                                         Director                                      October 29, 1999
---------------------------------------------
John J. Omlor

/s/ Frank Rusinko, Jr.                                    Director                                      October 29, 1999
---------------------------------------------
Frank Rusinko, Jr.

/s/ James J. Tietjen                                      Director                                      October 29, 1999
---------------------------------------------
James J. Tietjen

/s/ Michael J. Farrell                                    Director                                      October 29, 1999
---------------------------------------------
Michael J. Farrell

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION AND METHOD OF FILING
------    --------------------------------

2.1 Agreement and Plan of Merger dated as of July 13, 1999 among the Registrant, C-COR Acquisition Corp. and Silicon Valley Communications, Inc. (incorporated by reference to the Registrant's annual report on Form 10-K for the fiscal year ended June 25, 1999, File No. 0-10726).

4.1 Specimen copy of common stock certificate (incorporated by reference to Amendment No. 1 the Registrant's registration statement on Form S-3 filed October 20, 1999, Registration No. 333-87904).

4.4 Rights Agreement dated August 17, 1999 between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to the Registrant's registration statement on Form 8-A filed August 30, 1999, File No. 0-10726).

5         Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1      Consent of KPMG LLP (State College, PA).

23.2      Consent of KPMG LLP (Atlanta, GA).

23.3      Consent of KPMG LLP (Mountain View, CA).

23.4      Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
          Exhibit 5).

24        Power of Attorney (included in signature page).